Exhibit (d)(35)

AMENDMENT, ASSUMPTION AND ACKNOWLEDGMENT AGREEMENT

Between Jeff Price, Hewlett-Packard Company and Rio Acquisition Corporation

This Amendment, Assumption and Acknowledgment Agreement (the “Agreement”) is entered into by and between Hewlett-Packard Company, a Delaware corporation (“HP”), Rio Acquisition Corporation, a Delaware corporation (“Acquisition Sub”) and Jeff Price (the “Executive” and, together with HP and Acquisition Sub, the “Parties”), effective as of and contingent upon the Appointment Time (as defined below).

WHEREAS, HP, Acquisition Sub and 3PAR Inc., a Delaware corporation (“3PAR”), expect to enter into an Agreement and Plan of Merger (the “Merger Agreement”); and

WHEREAS, upon the “Appointment Time” (as defined in the Merger Agreement), 3PAR will become a majority owned subsidiary of HP, and upon the consummation of the Merger (as defined in the Merger Agreement) contemplated by the Merger Agreement, 3PAR will become a wholly owned subsidiary of HP, all upon the terms and subject to the conditions set forth in the Merger Agreement and

WHEREAS, the Executive and 3PAR entered into a Management Retention Agreement entered into as of May 10, 2003 and amended and restated as of December 19, 2008 (the “MRA”); and

WHEREAS, the Executive, HP and Acquisition Sub desire to acknowledge and agree that, effective as of and contingent upon the occurrence of the Appointment Time, Acquisition Sub, as successor to 3PAR, shall assume all rights and obligations of 3PAR pursuant to the MRA;

NOW THEREFORE, in consideration of the promises made herein, the Parties hereby agree as follows:

1.                                       Assumption.  The Parties hereby agree that, as of the Appointment Time, Acquisition Sub, as successor to 3PAR, hereby assumes the Executive’s MRA.  As a result of such assumption, Acquisition Sub hereby assumes all obligations of 3PAR under such agreement in the same manner and to the same extent as 3PAR would have been required to perform such obligations in the absence of the assumption.  Similarly, Acquisition Sub shall have all rights and the Executive shall have all obligations under the MRA that, in the absence of such assumption, would have inured to the benefit of 3PAR.

2.                                       Acceptance of New Position; No Good Reason; Modification of Good Reason Definition.

(a)                                  The Executive acknowledges and agrees that (1) the terms and conditions of the position offered by HP and accepted by the Executive, as described in the offer letter and certain other documents applicable to all new HP hires (including the HP Agreement Regarding Confidential Information and Proprietary Developments attached hereto and the HP Letter of Assurance) provided to, and executed by, the Executive, and (2) the payment of a pro-rated bonus as contemplated by Section 7.2(d) of the Merger Agreement do not constitute grounds for a “Voluntary

Termination for Good Reason”, as defined in Section 4(f) of the MRA.  Notwithstanding that the Executive has agreed to the matters set forth in the immediately preceding sentence, the Parties acknowledge and agree that the Executive has not, as to any other matters, agreed to waive the right, at any time within the 12-month period specified in Section 3(a) of the MRA, to voluntarily resign pursuant to a “Voluntary Termination for Good Reason” (as any such event is defined in the MRA, as modified by this Agreement) so as to become eligible for the change of control severance benefits provided in the MRA.  For the avoidance of doubt, this right to resign pursuant to a “Voluntary Termination for Good Reason” includes, but is not limited to, any event subsequent to the Acceptance Time occurs that would provide grounds for “Voluntary Termination for Good Reason” as defined in the MRA (as modified by this Agreement), provided, however, that the Executive must comply with all applicable required procedures and notice requirements set forth in the MRA.

(b)                                 The Executive acknowledges and agrees that, from and after the Effective Time (and after giving effect to the events contemplated by Section 2(a) of this Agreement, including any reduction in the target cash bonus opportunity contemplated thereby), the definition of “Good Reason,” as this term is used or defined in any agreement to which the Executive and 3PAR (or Acquisition Sub as successor to 3PAR) are parties, shall have the meaning set forth below.

3.                                       Increase in Potential Vesting of Assumed RSUs and Assumed Options.  In consideration of the Executive’s acknowledgments and agreements contained herein, and notwithstanding any provision to the contrary in the MRA, 100% of the unvested portion of any of the Assumed RSUs and Assumed Options shall become automatically accelerated in the event of a termination of the Executive’s employment by HP or Acquisition Sub in the absence of “Serious Misconduct” (as defined below) or by the Executive with Good Reason (as defined in this Agreement) prior to the final vesting date applicable thereto, and without regard as to whether such a termination occurs during or after the twelve (12) month period specified in Section 3(a) of the MRA.

4.                                       Change of Control.  The Parties acknowledge that for all purposes of the MRA, the occurrence of the Appointment Time will constitute a “Change of Control” as defined therein.

5.                                       Terms and Conditions; New Definitions.  The terms, conditions, protections and definitions of the MRA will remain in full force and effect; provided, however, that all references to the “Company” in the MRA will be deemed to be references to HP or Acquisition Sub; and the following terms shall apply under the MRA on and after the Effective Time:

(a)                                  The term “Serious Misconduct” means (i) an act of personal dishonesty taken by the Executive in connection with his or her responsibilities as an Executive and intended to result in substantial personal enrichment to the Executive, (ii) the Executive being convicted of a felony, (iii) a willful act by the Executive which constitutes gross misconduct and which is injurious to the Company, (iv) following delivery to the Executive of a written demand for performance from the Company which describes the basis for the Company’s reasonable belief that the Executive has not substantially performed his or her duties, continued violations by the Executive of the Executive’s obligations to the Company which are demonstrably willful and deliberate on the Executive’s part.  To the extent curable, the Executive will not be deemed to engage in Serious Misconduct if, after notice by the Company, the Executive cures the conduct which gives rise to the Serious Misconduct.

(b)                                 The term “Good Reason” means that any of the following occur, without the Executive’s express written consent (i) a demotion in the Executive’s salary grade level, (ii) a reduction in the Executive’s annual base salary or target annual cash bonus opportunity, or (iii) the Executive being required to relocate the Executive’s principal work location to an office or location that is more than 50 miles from his or her principal place of business.  Notwithstanding the above, a condition will not constitute Good Reason unless and until the Executive informs the Company in writing of the existence of the condition within 90 days of its occurrence and the Company does not cure such condition within 30 days of receipt of such notice and the Executive then resigns the Executive’s position within 60 days after the Company’s cure period has ended.

6.                                       Integration.  This Agreement, together with the MRA, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral.  This Agreement may be modified only by agreement of the parties by a written instrument executed by the parties that is designated as an amendment to this Agreement.

7.                                       Governing Law.  This Agreement will be governed by the laws of the State of Delaware (with the exception of its conflict of laws provisions).

8.                                       Acknowledgment.  The Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from the Executive’s private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

9.                                       Counterparts.  This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

HEWLETT-PACKARD COMPANY

Dated: September 15, 2010	By:	/s/ Paul T. Porrini
Name: Paul T. Porrini
Title: VP, Deputy General Counsel and Assistant Secretary

RIO ACQUISITION CORPORATION

	By:	/s/ Paul T. Porrini
Dated: September 15, 2010	Name: Paul T. Porrini
Title: Secretary

AGREED:

Dated: September 15, 2010	By:	/s/ Jeff Price
Name: Jeff Price, an individual

Agreement Regarding Confidential Information and Proprietary Developments

Name (Type or Print):	Jeff Price

1.     I desire to be employed by Hewlett-Packard Company or by one of its affiliates or subsidiaries (collectively, “HP”). I understand, however, that this Agreement is not a promise or a contract for employment by HP.

2.     This Agreement concerns trade secrets, confidential business and technical information, and know-how not generally known to the public, (hereinafter “Confidential Information”), which is acquired or produced by me in connection with my employment by HP. Confidential Information may include, without limitation, information on HP organizations, staffing, finance, structure, information of employee performance, compensation of others, research and development, manufacturing and marketing, files, keys, certificates, passwords and other computer information, as well as information that HP receives from others under an obligation of confidentiality. I agree:

a.     to use such information only in the performance of HP duties;

b.     to hold such information in confidence and trust; and

c.     to use all reasonable precautions to assure that such information is not disclosed to unauthorized persons or used in an unauthorized manner, both during and after my employment with HP.

I further agree that any organizational information or staffing information learned by me in connection with my employment by HP is the Confidential Information of HP, and I agree that I will not share such information with any recruiters or any other employers, either during or subsequent to my employment with HP; further, I agree that I will not use, or permit use of such, as a means to recruit or solicit other HP employees away from HP (either for myself, or for others).

3.     This Agreement also concerns inventions and discoveries (whether or not patentable), designs, works of authorship, mask works, improvements, data, processes, computer programs and software (hereinafter called “Proprietary Developments”) that are conceived or made by me alone or with others while I am employed by HP and that relate to the research and development or the business of HP, or that result from work performed by me for HP, or that are developed, in whole or in part, using HP’s equipment, supplies, facilities or trade secrets information. Such Proprietary Developments are the sole property of HP, and I hereby assign and transfer all rights in such Proprietary Developments to HP. I also agree that any works of authorship created by me shall be deemed to be “Works made for Hire.” I further agree for all Proprietary Developments:

a.     to disclose them promptly to HP;

b.     to sign any assignment document to formally perfect and confirm my assignment of title to HP;

c.     to assign any right of recovery for past damages to HP; and

d.     to execute any other documents deemed necessary by HP to obtain, record and perfect patent, copyright, mask works and/or trade secret protection in all countries, in HP’s name, and at HP’s expense.

I understand that HP may delegate these rights; I agree that, if requested, my disclosure, assignment, execution and cooperation duties will be provided to the entity designated by HP.

In compliance with prevailing provisions of relevant state statutes,(1) this Agreement does not apply to an invention for which no equipment, supplies, facility, or trade secret information of the employer was used and which was developed entirely on the employee’s own time, unless (a) the invention relates (i) to the business of the employer, or (ii) to the employer’s actual or demonstrably anticipated research or development, or (b) the invention results form any work performed by the employee for the employer.

4.     I agree to honor any valid disclosure or use restrictions on information or intellectual property known to me and received from any former employers or any other parties prior to my employment by HP. I agree that without prior written consent of such former employers or other parties, I will not knowingly use any such information in connection with my HP work or work product, and I will not bring onto the premises of HP any such information in whatever tangible or readable form.

5.     The product of all work performed by me during and within the scope of my HP employment including, without limitation, any files, presentations, reports, documents, drawings, computer programs, devices and models, will be the sole property of HP. I understand that HP has the sole right to use, sell, license, publish or otherwise disseminate or transfer rights in such work product.

6.     I will not remove any HP property from HP premises without HP’s permission. Upon termination of my employment with HP, I will return all HP property to HP unless HP’s written permission to keep it is obtained.

7.     The provisions of this Agreement will be separately construed. If any of them is held unenforceable, the remaining provisions will not be affected.

Signature:	/s/ Jeff Price	Date:	September 15, 2010

(1)  Including: California Labor Code, Section 2870; Delaware Code Title 19 Section 805; Illinois 765ILCS1060/1-3, “Employees Patent Act,”; Kansas Statutes Section 44- 130; Minnesota Statutes, 13A, Section 181.78; and North Carolina General Statutes, Article 10A, Chapter 66, Commerce and Business, Section 66-57.1; Utah Code Sections 34-39-1 through 34-39-3 “Employment Inventions Act”; Washington Rev. Code, Title 49 RCW: Labor Regulations, Chapter 49.44.140.